Isos Acquisition Corporation

55 Post Road West, Suite 200

Westport, CT 06880

VIA EDGAR

November 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Aamira Chaudhry

Re:	Isos Acquisition Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed October 18, 2021

File No. 333-258080

Dear Ms Chaudhry:

Isos Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 29, 2021, regarding our Amendment No. 2 to Registration Statement on Form S-4, File No. 333-258080, filed with the Commission on October 18, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Proven Business Model, page 186

1.	We note your response to our prior comment 3 and reissue in part. Please revise to balance the discussion with your results of operation as reflected in the included financial statements. Please disclose the most recent average revenue growth rates, overall and on a same-store basis, for the periods reflected in your financial statements. In this regard, we note that you have selected various periods which don't correspond to the included financial statements. The company's results of operation as reflected in the included financial statements should be presented with equal prominence.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 186-187 of the Amendment has been revised accordingly.

Reconciliation of Net Income to Covenant Adjusted EBITDA, page 198

2.	If true, please revise to explicitly state that the covenant or covenants calculated using Covenant Adjusted EBITDA are material terms of the credit agreement.

Response: The credit agreement covenants that use Covenant Adjusted EBITDA are material terms of Bolwero’s Existing First Lien Credit Agreement, and the disclosure on pages 198-199 of the Amendment has been revised to explicitly include such a statement.

3.	If true, please explicitly state that Covenant Adjusted EBITDA is calculated and disclosed exactly as defined by the Existing First Lien Credit Agreement.

Response: Covenant Adjusted EBITDA as presented in the Amendment is calculated and disclosed exactly as “Consolidated Adjusted EBITDA” is defined in the Existing First Lien Credit Agreement, and the disclosure on page 199 of the Amendment has been revised to explicitly include such a statement.

4.	Please revise to disclose the amount or limit required for compliance with the covenants calculated using Covenant Adjusted EBITDA.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 198-199 of the Amendment has been revised accordingly.

5.	Please revise to explicitly disclose that Covenant Adjusted EBITDA is a liquidity measure. If not, please explain to us in detail. If so, please revise to reconcile to operating cash flow.

Response: Covenant Adjusted EBITDA is used by lenders under Bowlero’s Existing First Lien Credit Agreement primarily as a measure of operating profitability and not as a measure of liquidity, as Covenant Adjusted EBITDA better reflects the Company’s ability to generate cash from operations without the variability from changes in working capital. For this reason, Bowlero believes that it is most appropriate and informative to investors to reconcile Covenant Adjusted EBITDA to net income (loss). That approach is also consistent with the method of calculating Covenant Adjusted EBITDA under the Existing First Lien Credit Agreement. Further, it is relevant to note that in connection with the amendment to the Existing First Lien Credit Agreement that was implemented in June 2020 as a result of the impact of the COVID-19 pandemic, Bowlero and its lenders temporarily replaced certain financial covenants that were based on Covenant Adjusted EBITDA as an operating metric with separate liquidity tests. The disclosure on page 199 of the Amendment has been revised accordingly.

6.	We note that on June 10, 2020, you entered into an amendment to the Existing First Lien Credit Agreement that provided you a Covenant Waiver. Please tell us and revise to disclose why a waiver was needed.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 199 of the Amendment has been revised accordingly.

7.	Please revise to disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 42 and 199 of the Amendment has been revised accordingly.

(2) Significant Accounting Policies, page F-42

8.	Please disclose your accounting policy for loss contingencies. Refer to ASC 235-10-50.

Response: The Company acknowledges the Staff’s comment and the disclosure on page F-49 of the Amendment has been revised accordingly.

9.	We reviewed your response to comment 14. On page F-59 you disclose that you, "do not have any current liabilities for [y]our center leases because the rental payments are less than the interest accretion on the liability," Please tell us and reference your basis in GAAP for not having any current liabilities for your center leases.

Response: The Company acknowledges the Staff’s comment. Bowlero considered Topic 470 (Debt), Topic 210 (Balance Sheet), Topic 840 (Leases), and the relevant interpretative guidance when determining the current portion of liabilities for capital leases. ASC 470-10-60-4 refers to Topic 840 for guidance on the classification of obligations under capital leases. While there is diversity in practice, Bowlero primarily considered ASC 840-30-45-2, which states that companies should follow the same considerations as other obligations when classifying capital lease obligations with current and noncurrent liabilities. Since Bowlero’s capital lease obligations are recorded at the present value of the future minimum lease payments, the balance changes based on the difference between interest expense and cash rent. Bowlero’s leases contain significant escalations which results in the amortization of the capital lease liability to be all interest expense during the earlier periods. There are a number of approaches in determining the current portion of a capital lease obligation (similar to amortizing loans) and Bowlero concluded the current liability should be measured as the total principal payments in the amortization schedule that are due within 12 months from the balance sheet date (which was $0 at June 27, 2021 and June 28, 2020), because it considers this to be more useful and consistent with reporting debt.

*      *      *

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact our counsel, Gary J. Simon by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

/s/ George Barrios
Name:	George Barrios
Title:	Co-Chief Executive Officer

/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Co-Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP